Exhibit 10.23

CLOSING AGREEMENT

THIS CLOSING AGREEMENT, made in duplicate, is entered into pursuant to Sections 6051.07 and 6091.06 of the Puerto Rico Internal Revenue Code of 2011 (hereinafter the “PR Code”) and Section 6126 of the Puerto Rico Internal Revenue Code of 1994, as amended (hereinafter the “1994 Code”).

APPEAR

Honorable Jesús F. Méndez Rodríguez, in his capacity as Secretary of the Puerto Rico Department of the Treasury, represented herein by Blanca A. Alvarez Ramírez, CPA, Esq., Undersecretary of the Treasury (the “Secretary”);

DORAL FINANCIAL CORPORATION, employer identification number 66-0312162, a corporation duly organized under the laws of the Commonwealth of Puerto Rico with principal offices at 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico (“DFC”), represented herein by Glen Wakeman in his capacity as President and Chief Executive Officer;

DORAL BANK, employer identification number 66-0387312, a corporation duly organized under the laws of the Commonwealth of Puerto Rico with principal offices at 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico (“DB”), represented herein by Glen Wakeman in his capacity as President and Chief Executive Officer;

DORAL MORTGAGE LLC, employer identification number 66-0365296, a limited liability company duly organized under the laws of the Commonwealth of Puerto Rico with principal offices at 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico (“DMC”), represented herein by Glen Wakeman in his capacity as President and Chief Executive Officer;

DORAL INSURANCE AGENCY, INC., employer identification number 66-0581930, a corporation duly organized under the laws of the Commonwealth of Puerto Rico with principal offices at 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico (“DIA”), represented herein by Glen Wakeman in his capacity as President and Chief Executive Officer; and

DORAL PROPERTIES, INC., employer identification number 66-0572283, a corporation duly organized under the laws of the Commonwealth of Puerto Rico with principal offices at 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico (“DP” and, together with DFC, DB, DMC and DIA, hereinafter referred to as the “DFC Group”), represented herein by Glen Wakeman in his capacity as President and Chief Executive Officer.

WITNESSETH

WHEREAS, Section 6091.06(a)(1) of the PR Code provides that closing agreements to be executed by the Secretary after December 31, 2010 in connection to issues related to taxable years that commenced before January 1, 2011 or taxable events, or transfer of property that occurred before January 1, 2011, shall be governed by the provisions of the 1994 Code.

WHEREAS, Section 6091.06(a)(2) of the PR Code provides that closing agreements to be executed by the Secretary after December 31, 2010 in connection to issues related to taxable years that commence after December 31, 2010 or taxable events, or transfer of property that occur after December 31, 2010, shall be governed by the provisions of the PR Code.

WHEREAS, the appearing parties state and guarantee to each other that, in accordance with the provisions of both the PR Code and the 1994 Code, they each have full legal capacity and authority to enter into this Closing Agreement, and they further state as follows:

REPRESENTATIONS

WHEREAS, the DFC Group has made the following representations:

A. The DFC Group is engaged in mortgage banking, banking, insurance, and investment activities. The entities of the DFC Group maintain their books and records under the accrual method of accounting, on the basis of a calendar year. The DFC Group’s principal offices are located at 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico.

B. DFC initially owned an interest only strip (“IOs”) asset which was developed from a series of transactions in which DFC sold or securitized substantially all of the residential mortgage loans it produced, but retained the servicing rights and a portion of the interest income. These servicing rights and interest income entitled DFC to a future stream of cash flow based on the outstanding principal balance of the mortgage loans, the contractual servicing fee and interest spread. For accounting purposes, DFC recognized the IOs as an asset equal to the present value of interest cash flows to be received in excess of the servicing fees and the yield paid to the institutional purchaser of such loans which were realized over time through the receipt of these “excess” interest cash flows (hence the label of excess servicing). The fair value of the IOs was generally determined based on market prices provided by dealers and external and internal valuation models.

C. For income tax purposes, DFC recognized income from the excess servicing flows as earned through the passage of time, i.e., during the life of the mortgage loan, consistent with the provisions of EITF 99-20; not immediately upon the sale or securitization of the mortgage.

D. Through several transactions, and pursuant to a closing agreement entered into with the Secretary on December 9, 2004, as reiterated and supplemented by closing agreements entered into with the Secretary on June 29, 2005, February 17, 2006 and September 26, 2006, DFC sold several of its IOs held for more than six months realizing a long term capital gain.

E. On December 15, 2005, DFC announced that its Audit Committee had decided to restate its financial statements for the periods from January 1, 2000 through December 31, 2004 to record certain mortgage sales transactions with various local financial institutions as loans payable secured by mortgage loans and to reverse the gains previously recognized with respect to such sales. The net effect of reversing the IOs and the mortgage loan sales resulted in a substantial reduction of DFC’s income for book purposes, which would have resulted in a concomitant reduction in its income tax liabilities during the tax years covered by the restatement, which amounted to over $152 million, plus interest thereon.

F. Pursuant to the closing agreement entered into by DFC and the Secretary on September 26, 2006 and the prior closing agreements cited therein, the IOs were recognized as a stand-alone asset independent from the mortgage pools that originally created it, subject to a straight-line amortization allowance based on a useful life of 15 years pursuant to Section 1023(k) of the 1994 Code. The agreement further provides that:

1. A 15-year amortization would start on January 1, 2005 of the IOs adjusted tax basis, which on such date equaled $889,723,361;

2. Since the book value of the IOs asset was minimal and could not be attributed to any of the entities within the DFC Group, the DFC Group could apportion the amortization deduction among the DFC Group in the manner in which they elect upon the filing of their respective income tax returns;

3. As a stand-alone asset, the adjusted basis of the IOs would not be affected by a sale by the DFC Group of the mortgage loans which originally created the IOs, including the sale or transfer of the servicing rights over such mortgage loans; and

4. The recharacterization for accounting purposes of the mortgage loan transactions, resulting in the reversal of the IOs and mortgage loan sales, would have no effect on the sale of the IOs within the DFC group as described and covered in the closing agreements entered into on December 9, 2004, June 29, 2005 and February 17, 2006.

G. On September 7, 2009, DFC Group and the Secretary entered into another closing agreement, in which the Secretary agreed to grant a two year moratorium on the 15 year amortization period beginning January 1, 2009 and ending on December 31, 2010. The moratorium effectively suspended the amortization available to the DFC Group from January 1, 2009 through December 31, 2010. After the agreed moratorium period, the amortization of the IOs will re-start on January 1, 2011 for its remaining useful life, i.e., 11 years, under the same terms and conditions as those outlined in the previous Closing Agreements reached with the Secretary, and the IOs adjusted tax basis at January 1, 2011 will equal the IOs adjusted tax basis as of December 31, 2008.

H. The DFC Group amortized $123,443,072 of IO adjusted tax basis in its returns for the taxable years 2005, 2006, 2007 and 2008, leaving a balance of unamortized IO adjusted tax basis as of January 1, 2009 and, hence, January 1, 2011, of $766,280,289.

WHEREAS, the substantial reduction of DFC’s income tax liabilities referred to in representation paragraph E. above would have resulted in income tax overpayments for such years, for which DFC would have been entitled to an income tax refund, including interest.

WHEREAS, the closing agreements entered into by the DFC Group with the Treasury Department allowed DFC to recover such overpayments in the form of future reductions to taxable income, in lieu of amending the affected returns and seeking repayment of said overpayments, plus interest thereon.

WHEREAS, at the 39% maximum marginal tax rate then in effect, the nominal value of such future reduction in taxable income was $346,992,111, of which $298,849,312 remained as of January 1, 2011.

WHEREAS, the nominal value of the current balance of unamortized IO adjusted tax basis at present will depend upon whether the DFC Group files their income tax returns under the PR Code (which would result in a nominal value of $229,884,087, at the maximum marginal corporate tax rate presently in effect of 30%), or opt, instead, to determine their tax and file their returns under the 1994 Code for taxable years 2011 through 2015, as allowed by Section 1022.06 of the PR Code (which would result in a nominal tax value of $261,231,917, again at the applicable maximum marginal corporate tax rates).

WHEREAS, the United States’ economy has recently suffered a severe economic recession, prompting the U.S. government, U.S. Federal Reverse, U.S. Treasury and other governmental regulatory bodies to take action to help stabilize the U.S. financial markets.

WHEREAS, Puerto Rico’s economy has been subject to an even longer period of economic recession, thus negatively affecting the people of Puerto Rico, the banking and financial industry, among others.

WHEREAS, DFC Group, in order to provide economic stability and stimulus to the struggling economy and the people of Puerto Rico, instituted a Home Preservation Program allowing certain Puerto Rican families, who are clients of the DFC Group and diligent on their mortgage loans, to restructure their existing loans to remain in their homes, often at a significant cost to the DFC Group.

WHEREAS, DFC Group wishes to continue and expand its current Home Preservation Program to provide further economic stimulus to the economy and the people of Puerto Rico, however, the new banking regulations, i.e., the Dodd-Frank Wall Street Reform and Consumer Protection Act, make the continuance and expansion of this Program difficult without DFC Group generating additional capital.

WHEREAS, DFC Group further wishes to participate in the Puerto Rico Development Fund Loan Guaranty Program established by the Government Development Bank for Puerto Rico (GDB) to provide further economic stimulus to the economy and the people of Puerto Rico, for which additional capital is also required.

WHEREAS, it is in the Puerto Rico government’s best interest and consistent with the public policy expressed in Section 28 of the Puerto Rico Banking Law to increase the safety and soundness of the financial banking system and its participants.

WHEREAS, it is in the Puerto Rico government’s interest to support the DFC Group in generating additional capital to both promote the safety and soundness of the financial banking system and provide much needed aid to the people of Puerto Rico, thus facilitating Puerto Rico job retention, job creation and economic growth.

DETERMINATIONS AND AGREEMENTS

NOW, THEREFORE, it is hereby determined and agreed based on the representations made above, which are considered material facts, for Puerto Rico income tax purposes as follows:

1. The DFC Group and the Secretary of the Treasury hereby agree to recognize the value of the unamortized IO adjusted basis as a tax overpayment not recovered by DFC for the period covered by the restatement, amounting to $229,884,087 as of January 1, 2011. This overpayment of tax will be treated as a pre-payment of income tax by the DFC Group and can be apportioned among and used by any member of the DFC Group to offset income taxes due to the Puerto Rico Government as of January 1, 2011 and in future years, either through reductions of estimated income taxes or through refunds over a period of 5 years, upon proper claim by Doral. Each year, the DFC Group shall notify the Secretary of the allocation of the overpayment, or any remaining balance thereof, among the members of the group through a statement submitted to the Assistant Secretary for Internal Revenue, a copy of which shall be attached to the applicable returns.

2. The balance of any unused overpayment will carry-over to future years indefinitely until fully utilized through reductions of estimated income tax, or refunded over a period of 5 years, and shall survive any change in control, merger, acquisition, disposition, or sale of any stock or asset in any member of the DFC Group (hereinafter the “Transaction”) without limitation.

3. Any provision in a previous agreement which may provide for a different recognition of DFC’s overpayment of tax during the tax years covered by the restatement shall not be applicable to taxable years of the DFC Group beginning after December 31, 2010, as the DFC Group is subject to the provisions of this agreement for taxable years beginning after December 31, 2010.

4. The DFC Group agrees to expand its Home Preservation Program by $50 million allowing certain Puerto Rican families, who are clients of the DFC Group and behind on their mortgage loan payments, to restructure or refinance their existing loans to remain in their homes.

5. Upon request by the Puerto Rico Development Fund, the DFC Group agrees to originate up to $20 million in commercial loans under Puerto Rico Development Fund Loan Guaranty Program.

6. The matters contained in this Closing Agreement will be final and conclusive, and will not be reopened, annulled, modified, set aside or disregarded by the taxpayers, nor the Secretary or any civil servant, employee or agent of the Commonwealth of Puerto Rico in any lawsuit, action or administrative proceeding, or by the enactment of any law or issuance of any ruling, regulation, order or decree, except in the event of fraud, malfeasance or misrepresentation of material facts, in accordance with Section 6051.07 of the PR Code and Section 6126 of the 1994 Code.

IN WITNESS WHEREOF, the parties hereto have subscribed and executed this closing agreement, in San Juan, Puerto Rico, this 26th day of March of 2012.

SECRETARY OF THE TREASURY OF PUERTO RICO		DORAL FINANCIAL CORPORATION

By:		By:

	Blanca A. Alvarez Ramírez, CPA, Esq.		Glen R. Wakeman
	Undersecretary of the Treasury		President and CEO

DORAL INSURANCE AGENCY, INC.		DORAL MORTGAGE LLC

By:		By:

	Glen R. Wakeman		Glen R. Wakeman
	President and CEO		President and CEO

DORAL BANK		DORAL PROPERTIES, INC.

By:		By:

	Glen R. Wakeman President and CEO		Glen R. Wakeman President and CEO